UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013.

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K, INCLUDING THE EXHIBITS ANNEXED HERETO, IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8 (SEC FILE NO. 333-185240), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

     Stratasys Ltd., or Stratasys, hereby files this Report on Foreign Private Issuer on Form 6-K, or this Form 6-K, in order to provide certain historical and pro-forma financial information with respect to Objet Ltd., or Objet, which was the former name of Stratasys. Objet and Stratasys, Inc. consummated a merger on December 1, 2012 pursuant to an Agreement and Plan of Merger, dated as of April 13, 2012, whereby, among other things: (i) Objet’s indirect, wholly owned subsidiary, Oaktree Merger Inc., a Delaware corporation, merged into and with Stratasys, Inc.; (ii) Stratasys, Inc. survived as a wholly-owned subsidiary of Objet; and (iii) Objet’s name was changed to Stratasys Ltd.

     Objet is treated as the acquired company in the merger for accounting purposes, and, accordingly, Stratasys is providing herewith certain financial information concerning Objet that is required under Regulation S-X promulgated by the Securities and Exchange Commission, or Regulation S-X. The foregoing financial information, which is annexed to this Form 6-K, consists of the following:

(i)	Exhibit 99.1: Unaudited, consolidated financial statements of Objet as of and for the nine month periods ended September 30, 2012 and 2011.

(ii)	Exhibit 99.2: Unaudited Pro Forma Condensed Combined Statements of Operations of Stratasys and Objet for the year ended December 31, 2012, prepared in accordance with Article 11 of Regulation S-X, which present the financial results for the combined company for the 2012 year as if the merger had been completed on January 1, 2012, by (a) combining the historical consolidated statements of operations of Objet and Stratasys, Inc. for the period from January 1, 2012 through November 30, 2012, and (ii) including the results of the combined company for the period from December 1, 2012 through December 31, 2012.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: September 3, 2013	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer

EXHIBIT INDEX

     The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Unaudited, consolidated financial statements of Objet Ltd. as of and for the nine month periods ended September 30, 2012 and 2011
99.2	Unaudited Pro Forma Condensed Combined Statements of Operations of Stratasys and Objet for the year ended December 31, 2012